Exhibit 99.2

Z E F F C A P I T A L

May 17, 2017

Board of Directors

c/o Joseph Hughes, Chairman

TSR, Inc.

400 Oser Avenue

Hauppauge, NY 11788

Dear Joe,

Zeff Capital L.P, (“Zeff Capital”) on behalf of our affiliated investment fund, is pleased to inform you of our interest in acquiring all of the outstanding shares of common stock of TSR, Inc. (“TSRI”) not already owned by us or our affiliates, for $6.15 per share in cash. This proposal represents a premium of approximately 27% over the closing price on May 17, 2017. Zeff Capital is the largest outside shareholder of TSRI and currently owns 140,627 shares of the company’s common stock, which represents approximately 7.2% of TSRI’s outstanding stock.

Zeff Capital has been a loyal, long term investor in TSRI for more than a decade, but our patience has run out. TSRI’s management has been unable to achieve profitable growth, producing a mere $200,000 in cumulative net income over the past five years from Fiscal 2013-2017. During that same time period, TSRI has paid out a total of approximately $5 million in salary and bonuses to you and your son Chris, and a total of more than $6 million including VP John Sharkey. Nothing has been distributed to shareholders since the last dividend in November 2012, and while you have expressed your intention to cause TSRI to pay a dividend within the next two years, we have no assurance that this will actually occur. TSRI cannot exist solely for the purpose of paying your family and senior management.

At the current price of $4.85 per share, TSRI’s stock is trading for a pitiful enterprise value of $3.4 million, on $60 million in revenues and $10 million in gross profit per year. That is a ridiculous valuation for a U.S. listed company and it is due to lack of faith and trust in management.

As early as February 2017, you indicated that TSRI would be pursuing a sale process and was seeking to engage an investment bank for that purpose. Based on recent conversations, it appears that plans to pursue a strategic transaction have been abandoned.

Moreover, you have indicated that you intend to retire in the relatively near term. Your retirement and Chris’ ascension to CEO would not change TSRI’s prospects and your shareholders would continue to suffer indefinitely.

Z E F F C A P I T A L, LP

885 Sixth Avenue

New York, NY 10001

Z E F F C A P I T A L

If you do not accept Zeff Capital’s offer, we believe you should immediately pursue a sale of TSRI. To that end, we would be happy to put you in touch with multiple investment banks that would be interested in discussing a sale process.

We are available to meet with the Board of Directors to discuss this proposal at your earliest convenience. We have already engaged legal counsel, which stands ready to assist us in pursuing an expedited closing.

This letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. Nor is this letter an offer to purchase or a solicitation of an offer to sell securities. Our proposal is conditioned upon, among other things, completion of satisfactory due diligence, completion of our financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements).

While we appreciate the Board’s need to conduct an appropriate process in evaluating our proposal, time is of the essence and your prompt consideration of this proposal is requested.

In the event that we do not reach agreement, we reserve the right to pursue all other options necessary to protect our investment, including, but not limited to, pursuing other strategic buyers of the company, seeking board seats, exploring changes to the company’s management, and any and all other methods of achieving a fair value for our shares.

Very truly yours,

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC,

as general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Z E F F C A P I T A L, LP

885 Sixth Avenue

New York, NY 10001